DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS

April 15, 2016

VIA EDGAR

Patrick Scott

Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Small and Mid Cap Value Trust
(File Nos. 333-207415 & 811-22884)

Dear Mr. Scott:

Thank you for your oral comments on April 14, 2016 regarding pre-effective amendment no. 1 to the registration statement on Form N-2 filed by The Gabelli Global Small and Mid Cap Value Trust (the “Fund”) on March 24, 2016 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in the definitive base prospectus filed in connection with the Fund’s first offering of securities registered on the Registration Statement.

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Patrick Scott

April 15, 2016

Comments and Responses

1.	In “Summary of Fund Expenses” please (i) reverse the order of the headings “Total Annual Expenses” and “Dividends on Preferred Shares” in the expense table and (ii) add a heading identifying the expense example.

The Fund will add a heading identifying the expense example to the definitive base prospectus.

The Fund believes that the presentation of the Fund’s annual expenses in the expense table is consistent with Item 3.1 of Form N-2 and established market practice.1 Consistent with my discussions with your colleagues on the Commission’s staff today, the Fund respectfully declines to reverse the order of the headings “Total Annual Expenses” and “Dividends on Preferred Shares” in the expense table.

2.	Please disclose the circumstances under which the Fund would change the definitions of “small cap” companies and “mid cap” companies. Please also ensure that “currently” is deleted in each iteration of the disclosure describing the definitions of “small cap” companies and “mid cap” companies.

The Fund will add the following disclosure to the definitive base prospectus: “The principal circumstance under which the Fund would modify the definitions of ‘small-cap’ and ‘mid-cap’ would be in response to a change in market standards regarding the market capitalization of issuers considered to be ‘small-cap’ or ‘mid-cap.’”

The Fund confirms that “currently” will be deleted in each iteration of the disclosure describing the definitions of “small cap” companies and “mid cap” companies in the definitive base prospectus.

3.	The disclosure under “Dividends and Distributions—Common Share Distributions” in the “Prospectus Summary” section states: “Common shareholders are expected to be notified of any such modifications by press release or in the Fund’s periodic shareholder reports.” Please change “are expected to be” to “will be”.

[1]	See, e.g., The Gabelli Equity Trust Inc., Definitive Prospectus filed March 29, 2016 (File No. 333-195247); RMR Real Estate Income Fund, Form N-14 filed October 24, 2011 (File No. 333-175902).

Patrick Scott

April 15, 2016

The Fund will make the requested change in the definitive base prospectus.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Rick Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon